UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM U-3A2/A

                               December 31, 2002

Statement by Holding Company Claiming Exemption under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935


ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

       (a) Number of kWh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b) Number of kWh. of electric energy and Mfc. Of natural or manufactured gas distributed at retail outside the State in which each company is organized.

       (c) Number of kWh. Of electric energy and MCF. OF NATURAL OR MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d) Number of kWh. Of electric energy and Mcf. Of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1834 (2-97)

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
 Name of claimant

                                                        By    Russell A. Smith
                                                              ------------------
                                                        (title)       VP/CFO
                                                                  --------------

CORPORATE SEAL

Attest:      ROBERT S. GRIMM,   PRESIDENT
             ----------------------------


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


ALASKA POWER & TELEPHONE COMPANY                   RUSSELL A. SMITH, VP/CFO
--------------------------------                --------------------------------
          (Name)                                             (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368

EXHIBIT B















                        Alaska Power & Telephone Company
                                and Subsidiaries

                        Consolidated Financial Statements

                     Years Ended December 31, 2002 and 2001
                       with Report of Independent Auditors

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Financial Statements


                     Years Ended December 31, 2002 and 2001




                                    CONTENTS


Report of Independent Auditors.............................................   1


Audited Consolidated Financial Statements

     Consolidated Balance Sheets...........................................   2
     Consolidated Statements of Income.....................................   4
     Consolidated Statements of Stockholders' Equity.......................   6
     Consolidated Statements of Cash Flows.................................   7
     Notes to Consolidated Financial Statements............................   8

                         Report of Independent Auditors



The Board of Directors
Alaska Power & Telephone Company

We have audited the accompanying balance sheet of Alaska Power & Telephone Company as of December 31, 2002 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying balance sheet of Alaska Power & Telephone Company as of December 31, 2001 and the related statements of income and retained earnings and cash flows for the year then ended were audited by other auditors whose report dated March 1, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Power & Telephone Company at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



Spokane, Washington
March 19, 2003, except for Note 2 and Note 8 as to which the date is August 18, 2003.

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets

                                                                      -------------------------------------
                                                                                   DECEMBER 31
                                                                             2002              2001
                                                                      -------------------------------------
ASSETS

PROPERTY, PLANT AND EQUIPMENT
   Electric                                                              $ 77,348,649      $ 73,430,746
   Telecommunications                                                      38,211,574        33,466,191
   Non-utility                                                              1,444,872         5,078,218
                                                                      -------------------------------------
                                                                          117,005,095       111,975,155

   Less accumulated depreciation                                           38,801,746        34,426,701
                                                                      -------------------------------------
                                                                           78,203,349        77,548,454
   Utility plant under construction                                         1,173,185         2,144,018
-----------------------------------------------------------------------------------------------------------
                           Total property, plant and equipment, net        79,376,534        79,692,472
-----------------------------------------------------------------------------------------------------------

OTHER ASSETS
   Preliminary survey and investigation costs                                 640,299         1,865,144
   Investments (See Note 6)                                                 5,519,202         7,352,746
   Goodwill - net of accumulated amortization                               9,266,403         9,266,403
   Notes receivable - Summit Alaska (See Note 6)                                    -         6,390,568
   Rate stabilization asset (See Note 7)                                    1,666,127         1,215,888
   Special Funds - Restricted  (See Note 8)                                 6,545,587         6,477,231
   Other assets - net of amortization                                       3,801,324         1,508,772
-----------------------------------------------------------------------------------------------------------
                                                 Total other assets        27,438,942        34,076,752
-----------------------------------------------------------------------------------------------------------

CURRENT ASSETS
   Cash                                                                    1,063,893            401,798
   Receivables, less allowance for
      doubtful accounts of $22,503 in 2002, and
     $27,977 in 2001                                                       5,073,328          4,977,256
   Inventory and other current assets                                      1,520,048          1,694,480
   Deferred income taxes  (See Note 10)                                      116,006            135,333
   Income taxes recoverable                                                  521,727            924,663
-----------------------------------------------------------------------------------------------------------
                                               Total current assets        8,295,002          8,133,530
-----------------------------------------------------------------------------------------------------------

                                                                        $115,110,478       $121,902,754
                                                                      =====================================




See accompanying notes.                                                        2

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets

                                                                      --------------------------------------
                                                                                  DECEMBER 31
                                                                            2002               2001
                                                                      --------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY Common stock, $1 par value:
     Authorized shares - 2,000,000
     Issued and outstanding shares - 1,222,965 in 2002,                 $   1,222,965     $   1,239,717
       and 1,239,717 in 2001
   Additional paid-in capital                                               6,416,593         6,869,345
   Retained earnings                                                        5,519,872        14,754,559
------------------------------------------------------------------------------------------------------------
                                         Total stockholders' equity        13,159,430        22,863,621
------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT, LESS CURRENT PORTION  (See Note 8)
   Goat Lake Hydro, Inc. note payable                                      21,371,819        21,700,989
   Other term debt                                                         55,056,637        59,379,245
   Liabilities subject to compromise (See Note 2)                          16,637,634                 -
------------------------------------------------------------------------------------------------------------
                                               Total long-term debt        93,066,090        81,080,234
------------------------------------------------------------------------------------------------------------

OTHER LIABILITIES
   Deferred income taxes  (See Note 10)                                     2,318,010         8,339,186
   Customer deposits and other                                                346,098           264,774
------------------------------------------------------------------------------------------------------------
                                            Total other liabilities         2,664,108         8,603,960
------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
   Accounts payable                                                         1,955,707         2,287,963
   Lines of credit  (See Note 8)                                                    -         4,000,000
   Short term notes payable                                                 1,055,097                 -
   Current portion of long-term debt                                        3,210,046         3,066,976
------------------------------------------------------------------------------------------------------------
                                          Total current liabilities         6,220,850         9,354,939
------------------------------------------------------------------------------------------------------------

                                                                         $115,110,478      $121,902,754
                                                                      ======================================








See accompanying notes.                                                        3

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Statements of Income

                                                                      -------------------------------------
                                                                             YEAR ENDED DECEMBER 31
                                                                             2002              2001
                                                                      -------------------------------------
REVENUES
   Electric                                                              $ 12,822,645      $ 12,949,959
   Telecommunications                                                      14,008,371        13,850,206
   Non-regulated telecommunications                                         1,570,350         1,345,294
-----------------------------------------------------------------------------------------------------------
Total revenues                                                             28,401,366        28,145,459
-----------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
   Electric                                                                 6,230,757         6,250,406
   Telecommunications                                                      10,132,113         9,066,500
   Non-regulated telecommunications                                         1,391,902         1,484,167
                                                                      -------------------------------------
                              Operations and maintenance expense           17,754,772        16,801,073

   Depreciation and amortization expense                                    5,287,225         5,224,803
-----------------------------------------------------------------------------------------------------------
Income from telecommunications and electric operations                      5,359,369         6,119,583
-----------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
   Equity in earnings from investments                                        629,789           399,434
   Costs related to investments                                              (806,812)         (198,060)
   Loss from sale of assets                                                   (26,081)         (113,479)
   Loss from impaired assets (See Note 6)                                  (1,997,975)         (203,569)
   Miscellaneous                                                                8,528           (59,521)
                                                                      -------------------------------------
                                       Total other income (expense)        (2,192,551)         (175,195)
                                                                      -------------------------------------

   Interest income                                                            278,501           652,038
   Interest expense                                                        (4,220,994)       (4,449,052)
                                                                      -------------------------------------
                                             Net interest (expense)        (3,942,493)       (3,797,014)
-----------------------------------------------------------------------------------------------------------
                           Income (loss) from continuing operations          (775,675)        2,147,374
-----------------------------------------------------------------------------------------------------------

   Losses related to Summit Alaska (See Note 2)                           (26,970,411)                -
   Other reorganization expense (See Note 2)                                 (557,587)                -
   Gain from extinguishment of debt (See Note 2)                           15,651,973                 -
-----------------------------------------------------------------------------------------------------------
       Income (loss) before tax and discontinued operations               (12,651,700)        2,147,374
-----------------------------------------------------------------------------------------------------------


See accompanying notes.                                                        4

                Alaska Power & Telephone Company and Subsidiaries

                                                                      -------------------------------------
                                                                            YEAR ENDED DECEMBER 31
                                                                            2002              2001
                                                                      -------------------------------------
Provision for income tax benefit (expense)                             $  4,981,728       $   (617,019)

-----------------------------------------------------------------------------------------------------------
      NET INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                   (7,669,972)         1,530,355
-----------------------------------------------------------------------------------------------------------

Income (loss) from discontinued operations net of
    income tax  (See Note 14)                                            (1,339,157)            41,237
                                                                      -------------------------------------

                                                   NET INCOME (LOSS)   $ (9,009,129)      $  1,571,592
                                                                      =====================================


BASIC EARNINGS (LOSS) PER SHARE
                                    Before discontinued operations        $   (6.23)           $  1.36

                                      From discontinued operations        $   (1.09)           $  (.08)
                                                                      -------------------------------------

Total                                                                     $   (7.32)           $  1.28
                                                                      =====================================


DILUTED EARNINGS (LOSS) PER SHARE
                                     Before discontinued operations       $   (6.23)           $  1.33

                                      From discontinued operations        $   (1.09)           $  (.08)
                                                                      -------------------------------------

Total                                                                     $   (7.32)           $  1.25
                                                                      =====================================















See accompanying notes.                                                        5

                Alaska Power & Telephone Company and Subsidiaries

                 Consolidated Statements of Stockholders' Equity


                                                ---------------------------------------------------------------------
                                                                   ADDITIONAL         RETAINED
                                                  COMMON STOCK   PAID-IN CAPITAL      EARNINGS            TOTAL
                                                ---------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001                        $ 1,210,288      $ 6,160,221      $ 14,153,795      $ 21,524,304

   Net income                                               -                -         1,571,592         1,571,592

   Cash dividends declared                                  -                -          (970,828)         (970,828)

   Sale of common stock to ESOP                        31,705          792,625                 -           824,330

   Sale of common stock                                 2,043           50,984                 -            53,027

   Repurchase of common stock                          (7,119)        (177,975)                -          (185,094)

   Common stock options exercised                       2,800           43,490                 -            46,290
                                                ---------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2001                        1,239,717        6,869,345        14,754,559        22,863,621

   Net loss                                                 -                -        (9,009,129)       (9,009,129)

   Cash dividends declared                                  -                -          (225,558)         (225,558)

   Repurchase of stock from ESOP - net                   (127)         (39,412)                -           (39,539)

   Sale of common stock                                     -                -                 -                 -

   Repurchase of common stock                         (16,625)        (413,340)                -          (429,965)

   Common stock options exercised                           -                -                 -                 -
                                                ---------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2002                      $ 1,222,965      $ 6,416,593      $  5,519,872      $ 13,159,430
                                                =====================================================================













See accompanying notes.                                                        6

                Alaska Power & Telephone Company and Subsidiaries

                      Consolidated Statements of Cash Flows

                                                                      -------------------------------------
                                                                               YEAR ENDED DECEMBER 31
                                                                               2002              2001
                                                                      -------------------------------------
OPERATING ACTIVITIES
Net income / (loss)                                                        $ (9,009,129)    $ 1,571,592
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Depreciation and amortization                                            5,677,256       5,475,438
     Provision for restructuring charges                                     19,141,398               -
     Forgiveness of debt due to reorganization                              (15,651,973)              -
     Loss from sale and disposal of investments                               8,460,976         113,479
     Equity in earnings of investments                                           58,383        (410,194)
     Deferred income tax provision                                           (5,855,431)      1,340,441
     Accretion of rate stabilization asset                                     (450,239)       (455,170)
Changes in operating activities:
     Receivables                                                                (96,072)       (186,280)
     Income taxes recoverable                                                   256,518        (562,841)
     Other assets and liabilities                                               427,363        (173,716)
-----------------------------------------------------------------------------------------------------------
                          Net cash provided by operating activities           2,959,050       6,712,749
-----------------------------------------------------------------------------------------------------------
 INVESTING ACTIVITIES
   Acquisitions of property, plant and equipment                             (5,361,318)    (10,558,861)
   Acquisition of stock in equity investments                                         -      (2,336,483)
   Increase in receivables from Summit Alaska                                         -      (6,390,568)
   Change in other assets                                                      (848,407)        (13,986)
   Change in preliminary survey and investigation costs                       1,224,845        (888,098)
-----------------------------------------------------------------------------------------------------------
                              Net cash used in investing activities          (4,984,880)    (20,187,996)
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Proceeds from long-term debt                                               7,480,636      30,462,878
   Payments on long-term debt                                                (4,029,293)    (17,136,535)
   Proceeds from special funds - restricted                                     (68,356)        275,873
   Payment of cash dividends                                                   (225,558)       (727,342)
   Proceeds from sale of common stock                                                 -         923,647
   Repurchase of common stock                                                  (469,504)       (185,094)
-----------------------------------------------------------------------------------------------------------
                          Net cash provided by financing activities           2,687,925      13,613,427
-----------------------------------------------------------------------------------------------------------

                                               Net increase in cash             662,095         138,180

                                          CASH AT BEGINNING OF YEAR             401,798         263,618
                                                                      -------------------------------------
                                                CASH AT END OF YEAR        $  1,063,893   $     401,798
                                                                      =====================================
NON-CASH INVESTING ACTIVITIES
   Transfer of receivables from investment in KEC                          $          -   $     468,500
   Transfer of receivables from GTE to Goodwill                            $          -   $     330,210
                                                                      =====================================

See accompanying notes.                                                        7

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002

1.  PETITION FOR RELIEF UNDER CHAPTER 11

On December 18, 2002, Alaska Power & Telephone Company (the Debtor) filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Western District of Washington in Seattle. The wholly owned subsidiaries of Alaska Power & Telephone Co. have been excluded from the Chapter 11 filings. Since the petition date, the Debtor has continued in possession of its respective properties and has operated and managed its business as debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

Under bankruptcy law, actions by creditors to collect amounts owed by the Debtor at the filing date are stayed and other pre-petition contractual obligations may not be enforced against the Debtor, without approval by the Court to settle these claims. Additional claims may arise subsequent to the filing date resulting from rejection of executory contracts, including leases, and from the determination by the Court (or agreed to by parties in interest) of allowed claims for contingencies, guarantees and other disputed amounts. Secured claims against the Debtor's assets are also stayed, although the holders of such claims have the right to move the court for relief from the stay. Secured claims are secured primarily by liens on the property, plant and equipment of the Debtor and all of its wholly owned subsidiaries as guarantors, including the revenues and accounts receivable of the subsidiaries. The amounts of claims filed by creditors could be significantly different from recorded amounts.

The Debtor has received approval from the Bankruptcy Court to pay or otherwise honor certain of its pre-petition obligations, including employee wages, benefits, reimbursements and vendor payments related to the operations of its subsidiaries. The Court has authorized the Debtor to operate its cash management systems substantially as they were operated prior to the Chapter 11 filing. In addition, a Cash Collateral Agreement was authorized by the Court allowing the Debtor continued use of the secured creditors' collateral for working capital. Due to the Debtor's current financial condition, financing arrangements and capital structure, the Debtor cannot obtain unsecured credit allowable under Bankruptcy Code section 503(b)(1) as an administrative expense. Financing on a post-petition basis is available only under the terms set forth in the Cash Collateral Agreement.

The Chapter 11 case was commenced by the Debtor primarily because of the failure of its investment in Summit Alaska, Inc. (Summit). Summit was a diversified civil construction contractor located in Anchorage Alaska and was engaged in the manufacture of aggregate, asphalt and other gravel-based construction products. On December 13, 2002, Summit filed a petition for liquidation under Chapter 7 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Alaska in Anchorage. The Debtor acquired a 39% interest in Summit in March 2001 and accounted for this investment using the equity method. Due to recurring operating losses, the Debtor advanced in excess of $10 million to Summit and guaranteed virtually all debt obligations incurred by Summit. Management estimates total losses to the Debtor related to its investment in Summit are approximately $27 million.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002




2.  RECENTLY COMPLETED PROCEEDINGS UNDER CHAPTER 11

The Debtor filed its proposed Chapter 11 plan of reorganization on June 9, 2003 and its disclosure statement in support of its plan of reorganization on June 11, 2003. Subsequently, the Company continued to operate its businesses as a debtor-in-possession pursuant to Chapter 11 of the Bankruptcy Code and concentrated its efforts on emerging from Chapter 11 as quickly as possible.

In its plan of reorganization, the Debtor classified the claims of its creditors and interests of its equity security holders and provided for the treatment of such claims and interests. Under the Bankruptcy Code, various classes of claims and interests were entitled to vote on whether to accept or reject the plan of reorganization. On July 9, 2003, the Debtor filed it's Debtor's Second Amended and Restated Chapter 11 Plan of Reorganization, as Modified (the "Plan") and Debtor's Second Amended and Restated Disclosure Statement in Support of Chapter 11 Plan of Reorganization, as Modified (the "Disclosure Statement"). On July 14, 2003, the Court issued an order approving the Modified Plan of Reorganization and Disclosure Statement, and authorizing the ballots to be disseminated to creditors and equity security holders and scheduled a hearing on confirmation of the Plan for August 1, 2003.

As the date of the confirmation hearing approached, the Debtor engaged in further negotiations with objecting creditors in an effort to resolve their objections to the Plan. By July 29, 2003, most of the objections had been resolved and the Debtor filed a modification of the Plan reflecting the resolution of those objections. As of July 30, 2003, the principal remaining objection was the objection of Puget Sound Energy, Inc. (PSE). However, the Debtor reached agreement with PSE shortly before the commencement of the confirmation hearing. Under the agreement, PSE withdrew its objections to the Plan, and changed its rejection to acceptance of the Plan.

The hearing on confirmation of the Plan, took place on August 1, 2003. At the close of the hearing, the Court issued its Order Confirming Debtor's Second Amended and Restated Chapter 11 Plan of Reorganization, and issued the "Confirmation Order". The Confirmed Plan of Reorganization became effective on August 18, 2003.

In accordance with the Confirmed Plan of Reorganization, each existing holder of Common Stock retained their ownership equal to 100% of the shares which they previously held. No issuance of additional shares took place. Therefore the existing shareholders own an aggregate of 1,222,965 shares representing the total number of shares of common stock outstanding after affecting the Confirmed Plan of Reorganization.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002



2.  RECENTLY COMPLETED PROCEEDINGS UNDER CHAPTER 11 (CONTINUED)

While in Chapter 11 under the U.S. Bankruptcy Code, Alaska Power & Telephone Co. (the Company) applied the provisions of SOP 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", which does not significantly change the application of accounting principles generally accepted in the United States, however, it does require that the financial statements for periods including and subsequent to the Chapter 11 bankruptcy distinguish transactions and events that are directly associated with the reorganization from those that result from ongoing operations of the business. In accordance with SOP 90-7, the Company had classified liabilities incurred pre-petition as liabilities subject to compromise. At December 31, 2002, these liabilities totaled $32,289,607. Prior to the issuance of the financial statements, the Court confirmed the Company's Plan of Reorganization and consequently, these liabilities have been restated at the present values of amounts expected to be paid pursuant to the Confirmed Plan. The restated amount of liabilities subject to compromise net of a gain relating to the early extinguishment of debt was $16,637,634 as of December 31, 2002. The following summarizes the restated obligations resulting from the confirmed Plan of Reorganization:


         Discounted unsecured debt           $ 14,551,023
         Reclassified long-term debt            1,599,514
         Priority claims                          487,097
         Gain on extinguishment of debt        15,651,973
                                               ----------
                                             $ 32,289,607


Currently, the Company is working to resolve any remaining open bankruptcy claims. Settlement of these claims will not result in the execution of additional debt agreements pursuant to the provisions of the Confirmed Plan of Reorganization. See Note 8 for a description of the debt agreements that have been executed as settlement of certain bankruptcy claims. The Company's restructured secured and unsecured debt, as well as assumed leases and executory contracts, will require substantial payments over extended future periods. The Company's future success will depend, in part, on its ability to meet these payment obligations. As in any projection of future events there is no assurance that the Company will be able to do so.

In accordance with SOP 90-7, the Company has segregated various reorganization items representing amounts incurred as a result of the Chapter 11 proceedings. The following table summarizes the reorganization charges recorded by the Company during the year ended December 31, 2002.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002



2.  RECENTLY COMPLETED PROCEEDINGS UNDER CHAPTER 11 (CONTINUED)

Summit Alaska obligations guaranteed by Alaska Power & Telephone Co.

   Unsecured Nonpriority Claim - U.S. Bancorp Equipment Finance         $       300,000
   Unsecured Nonpriority Claim - National Cooperative Bank              $     1,100,000
   Unsecured Nonpriority Claim - Wells Fargo Bank                             6,707,867
   Unsecured Nonpriority Claim - Travelers Casualty & Surety                  5,650,040
   Unsecured Nonpriority Claim - General Electric Capital Corp                5,125,904
Investment in Summit Alaska                                                   1,399,990
Receivables due from Summit Alaska                                            6,986,610
                                                                            -----------
      Total losses related to Summit Alaska                                  26,970,411

Other reorganization expense, e.g. Legal, Consulting and Other                  557,587
                                                                        ---------------
                                                                        $    27,527,998
                                                                        ===============

Additionally, on the Petition Date, the Company stopped accruing interest on all unsecured pre-petition debt in accordance with SOP 90-7. With the confirmation of the Plan of Reorganization, the Company will make regular payments on all debt pursuant to the Confirmed Plan.


3.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alaska Power & Telephone Company and subsidiaries (AP&T) supplies electric and telephone service to several communities in the state of Alaska. AP&T is subject to regulation by the Regulatory Commission of Alaska (RCA), the Federal Communications Commission, and the Federal Energy Regulatory Commission (the Commissions) with respect to rates for service and maintenance of its accounting records. AP&T's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the Commissions.

    CONSOLIDATION

The accompanying consolidated financial statements include the accounts of AP&T and its wholly owned subsidiaries, after elimination of significant Intercompany transactions and balances. The equity method of accounting is used for investments in which the company has significant influence. This is defined as ownership of at least 20% and not more than 50%.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


3.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     REVENUE AND COST RECOGNITION

The Company recognizes revenues from fixed-price and modified fixed-price construction contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs and percentage of completion, actual results could differ from those estimates.

     CASH EQUIVALENTS

All highly liquid investments with original maturities of 90 days or less are carried at cost plus accrued interest, which approximates fair value, and are considered to be cash equivalents. All other investments not considered to be cash equivalents are separately categorized as investments.

     CONCENTRATION OF CREDIT RISK

At various times throughout the year, the cash balances deposited in local institutions exceed federally insured limits. A possible loss exists for those amounts in excess of $100,000. AP&T minimizes this risk by utilizing numerous financial institutions for deposits of cash funds.

     VALUATION OF ACCOUNTS RECEIVABLE

An estimate of collectibility of accounts receivable is made annually. A provision for uncollectible accounts is accrued based upon this estimate. Specific accounts are charged against this provision when it is determined that the account will not be collected.

     PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

The cost of additions to and replacements of plant and equipment are capitalized. Cost includes direct material, labor, and similar items and charges for such indirect costs as engineering, supervision, payroll taxes, and pension benefits. AP&T capitalizes, as an additional cost of electric utility plant, an allowance for funds used during construction (AFUDC), which represents the allowed cost of capital used to finance a portion of construction work in progress for projects of more than one year in duration. AFUDC consists of debt and equity components that, when capitalized, are credited as non-cash items to other income and interest charges. The cost of current repairs and maintenance is charged to expense, while the cost of betterment is capitalized. The original cost of property and plant together with removal cost, less salvage is charged to accumulated depreciation at such

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


3.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

times as assets are retired and removed from service. For financial statement purposes, depreciation is computed on the straight-line method using rates based on average service lives. For income tax purposes, AP&T computes depreciation using accelerated methods where permitted.

     GOODWILL

On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but is subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. At December 31, 2002 and 2001 respectively, the Company had no other intangible assets.

In 1999, the Company entered into an agreement through ATEAC Inc. to purchase the assets and assume the related liabilities of GTE Alaska, a subsidiary of the GTE Corporation. The agreement was between GTE Corporation and ATEAC Inc., of which the Company is a 25% shareholder. The excess of the purchase price over the assets acquired has been recorded as goodwill. Prior to adopting SFAS No. 142, the goodwill was amortized to expense on a straight-line basis over 40 years. In accordance with SFAS No. 142, goodwill was tested for impairment by comparing the fair value of the reporting unit to the carrying value. The fair value of AP&T's goodwill exceeded its carrying value and no impairment loss was recorded.

The following table provides a reconciliation of previously reported financial information to amounts that reflect the elimination of goodwill amortization prior to adopting SFAS No. 142 at December 31:

                                              2002               2001
                                       --------------------------------------

Reported net income (loss)             $    (9,009,129)   $     1,571,592
Add back goodwill amortization                       -            221,056
                                       --------------------------------------
                                       $    (9,009,129)   $     1,792,648
                                       ======================================

     PRELIMINARY SURVEY AND INVESTIGATION COSTS

AP&T defers costs incurred for the preliminary survey and investigation of proposed construction projects in accordance with the rules of the Commissions. These deferred costs are capitalized into utility plant when the preliminary survey and investigation projects are completed or are charged to expense in the period that a proposed project is abandoned. These projects are in various stages of licensing and development. During 2002, management's evaluation of these projects resulted in an amount of $268,265 being charged to expense and believes that as of December 31, 2002 no further impairment exists.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


3.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FUEL, SUPPLIES, AND OTHER INVENTORY

Fuel, supplies, and other inventory are valued at the lower of cost or market on a first-in, first-out basis. The supplies and other inventory are primarily held for use in construction projects including repairs and maintenance of the Company's delivery systems.

     CUSTOMER ADVANCES FOR CONSTRUCTION

Customer advances for construction of additions to the electric distribution systems are deferred and amortized through discounted service billings to the customer over a 60-month period. At the end of the amortization period, any remaining balance is recorded as a reduction of the respective utility plant accounts.

     INCOME TAXES

The Company is a member of a group that files consolidated federal tax returns. Accordingly, income taxes payable to (refundable from) the tax authorities are recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to net operating loss carry-forwards and asset impairment deductions on the books. Deferred tax liabilities relate primarily to survey and investigation costs and depreciation expense. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     STOCK-BASED COMPENSATION

The Company has adopted the disclosure only provisions of FASB Statement No. 123, and applies Accounting Principles Board Opinion No. 25 and related interpretation in accounting for its employee stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Disclosure in accordance with Statement 123 is provided in Note 12.

     EARNINGS PER SHARE

The Company has calculated its basic earnings per share data according to the method prescribed in FASB Statement No. 128 "Earnings per Share." Under this Statement, basic

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


3.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

earnings per share are based on the weighted-average number of shares of common stock outstanding, excluding any potential dilution that could occur if any outstanding options were exercised. Diluted earnings per share reflect the impact of the dilution caused by outstanding stock options using the Treasury Stock Method. FASB Statement No. 128 requires the dual presentation of basic and diluted earnings per share. Average stock outstanding for purposes of calculating diluted earnings per share was 1,259,643 in 2002 and 1,253,305 in 2001 (including the dilutive effect of stock options of 32,211 and 28,302 respectively).

     USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation. The effect of any reclassifications is immaterial.

4.  NEW ACCOUNTING POLICIES

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations effective for fiscal years beginning after June 15, 2002. This statement provides accounting guidance for legal obligations associated with the retirement of long-lived assets. Management is currently assessing its legal obligations but believes there will be no material impact on the Company's results of operations, financial position, or cash flows.

Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses the accounting and reporting of all long-lived assets, except goodwill, that are either held and used or disposed of through sale or other means. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Impairment losses are measured as the amount by which the carrying values of the assets exceed their fair values. (See Note 6)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supercedes Emerging Issues Task Force
(EITF) Issue

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


4.  NEW ACCOUNTING POLICIES (CONTINUED)

No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring). SFAS No. 146 requires that costs associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 required recognition of a liability when an entity committed to an exit plan. The effect of SFAS No. 146 will be to change the timing of recognition of liabilities associated with disposal activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company has adopted the provisions of SFAS No.146 as of December 31, 2002 and accounts for liabilities associated with disposal activities when they are incurred.

5.  PROPERTY, PLANT AND EQUIPMENT

                                                                                              DEPRECIATION
                                                             2002              2001               RATE
                                                      --------------------------------------------------------
Electric:
   Hydroelectric                                            $ 20,270,830       $ 19,659,123            2%
   Other generation                                           14,696,632         14,347,912         4% to 8%
   Transmission and distribution                              30,188,481         29,132,703       2.5% to 4%
   Other                                                      11,093,826          9,592,531       2.5% to 20%
   Land                                                          773,477            698,477            -
   Utility plant acquisition adjustment                          325,403                  -            6%
                                                      -------------------------------------
                                                              77,348,649         73,430,746
Electric                                              -------------------------------------
Telecommunications:
   General support assets                                      8,768,061          5,996,958       2.5% to 20%
   Central office assets                                      12,223,359         12,019,256         8% to 13%
   Cable and wire facilities                                  14,296,161         12,876,785         4% to 6%
   Nonregulated investment                                     2,670,009          2,319,208        10% to 20%
   Land                                                          253,984            253,984            -
                                                      -------------------------------------
                             Telecommunications               38,211,574         33,466,191
                                                      -------------------------------------
Non-utility:
   Computer equipment                                                             2,813,426           20%
   Furniture and other equipment                                                    618,003            7%
   Buildings                                                     126,825            126,825          2.5%
   Leases and leasehold improvements                             223,770            425,688           10%
   Land                                                        1,094,277          1,094,276            -
                                                      -------------------------------------
                       Non-utility                             1,444,872          5,078,218
                                                      -------------------------------------
      Total property, plant and equipment                  $ 117,005,095      $ 111,975,155
                                                      =====================================

During 2002, the Company transferred various computers and office equipment from non- utility assets to electric and telecommunications assets.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


6.  INVESTMENTS

                                                                2002               2001
                                                          -------------------------------------

Investment in CoBank                                      $     1,731,874   $     1,436,627
Investment in Ketchikan Electric Company, LLC                   1,000,000         1,670,418
Investments of Hydro West International                         2,787,328         2,845,711
Investment in Summit Alaska, Inc.                                       -         1,399,990
                                                          -------------------------------------
                                                             $  5,519,202   $     7,352,746
                                                          =====================================

COBANK
CoBank is organized similar to a cooperative and is owned by the customers it serves. As such, a portion of CoBank's earnings is returned to its customers. AP&T reinvests a portion of those earnings in additional stock of CoBank based on a five-year average of the outstanding borrowings.

KETCHIKAN ELECTRIC COMPANY
The Company owns a 50% share of Ketchikan Electric Company LLC (KEC). The principal purpose and business of KEC is to construct, own, operate and manage a hydroelectric power system in the Ketchikan Gateway Borough. The investment represents capital contributions to KEC, as the company is still in the development stage. Management feels that changes in circumstances indicate that the carrying value of this investment may not be recoverable in full and expects, more likely than not, the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. At December 31, 2002, an impairment loss was recorded in Income from continuing operations, as other income (loss) on impaired assets, in the amount of $670,418. Additionally, receivables related to the management of KEC in the amount of $215,555 have been included as loss on impaired assets. Management has estimated the fair value of this investment to be $1,000,000.

HYDRO WEST INTERNATIONAL
On September 7, 2000, AP&T entered into an agreement to purchase 100% of the Members Equity in Hydro West Group LLC, (HWG) a subsidiary of Puget Sound Energy, Inc (PSE). The total purchase price of $2.3 million was allocated to the assets. PSE provided $1,725,000 of the financing requirement for the purchase. The principal assets of HWG were a 100% share of Hydro West International (HWI), a 25% investment in the capital stock of Inversiones Pasabien, S.A. and a 32.4% investment in the capital stock of Hydro Honduras. Both minority investments are accounted for under the Equity Method. Additionally, during 2001, AP&T transferred the minority investments of HWG to its fully owned subsidiary HWI, a Cayman Island Limited Company, and subsequently during 2002, discontinued the operations of HWG. At December 31, 2002, a loss in the amount of $663,008 related to HWG was recorded on the Income Statement in Discontinued Operations.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


6.  INVESTMENTS (CONTINUED)

Hydro Honduras' principal purpose is to construct a 50 MW hydroelectric project in Honduras, C.A. known as The Cangrejal Project. Hydro Honduras has completed the licensing and environmental study requirements, and will continue negotiations to obtain project financing. Management's belief is that the decline in value of its investment in Hydro Honduras is other than temporary, and a loss of $55,282 was recorded as loss from impaired assets. As of December 31, 2002, AP&T's investment in this entity totaled $500,000.

Inversiones Pasabien, S.A. owns a 12.5 MW hydroelectric plant in Guatemala, C.A. During 2002, the board of directors of Inversiones Pasabien declared a cash dividend payable to HWI of $186,904. Management's belief is that the decline in value of its investment in HWI is other than temporary, and a loss of $813,249 was recorded as loss from impaired assets. As of December 31, 2002, AP&T's investment in this entity totaled $1,748,296.

During 2002, HWI made an additional investment in 50% of the stock in Rio Hondo Holding Co., a Cayman Island Limited Company, whose principal purpose is to construct a 32 MW hydroelectric project in Guatemala, C.A. known as The Rio Hondo II Project. The project company has completed the design, licensing and environmental studies, and is currently in negotiations to obtain additional equity participation and project financing. As of December 31, 2002, AP&T's investment in this entity totaled $539,032.

Summit Alaska, Inc. (See Note 2)
On March 8, 2001 (the "closing"), the Company purchased 44,000 shares of common stock of Summit Alaska Inc., (Summit), at a total cost of $1,212,141, which equaled 39% of the 112,907 shares outstanding. The Company's underlying equity in the net assets of Summit was $838,973. The difference represented goodwill of $373,168.

The Company also purchased land at closing for $950,000 where Summit operates a gravel pit under a management contract. The contract included a provision that required Summit to pay the company a royalty fee based upon the tons of aggregate shipped. The royalty fee for 2001 was $46,537. As part of the assumed agreement the company also purchased a Summit subordinated note payable of $800,000.

During 2002 and 2001, the Company loaned additional amounts to Summit to purchase equipment and support its operations. The Company has also provided guarantees to creditors of Summit. The Company's guarantees to commercial banks and other financing sources for obligations of Summit were estimated to be $18.6 million at December 31, 2002.

On December 15, 2002, Summit Alaska Inc. filed a petition for liquidation under Chapter 7 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Alaska in Anchorage. At December 31, 2002, losses related to the disposal of this investment totaled $26,970,411. Management has estimated the fair value of this investment to be $0.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


7.  RATE STABILIZATION ASSET

The Company is subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). SFAS 71 allows the establishment of regulatory assets for the allowable revenue requirement or the capitalization of costs if those items are expected to be recovered in future rates. The Company has a regulatory asset of $1,666,127 and $1,215,888 in 2002 and 2001, respectively. The Company continues to meet the requirements of SFAS 71 since the Company's rates are intended to recover the cost of service plus a rate of return on the Company's investment, as well as providing specific recovery of deferred items in prior periods.

8.  LONG-TERM DEBT

                                                                                     2002              2001
                                                                               -----------------------------------
  GOAT LAKE HYDRO,  INC.  (GLH),  note payable to secure Power Revenue
    Bonds series 1997.  Face amount of  $23,000,000  less the original issue  discount of  $268,181,  and the bond sinking fund amount of
    $345,000,  secured by the Power Sales  Agreement,  a  Construction
    Funding  Agreement,  and all  assets  of  Goat  Lake  Hydro,  Inc.
    Interest  rate  average  of 6% per year,  principal  due in annual
    installments from 2000 through 2032                                          $ 21,371,819     $ 21,700,989

NOTES PAYABLE TO COBANK:

  Note  payable,  secured by all assets of AP&T and its  subsidiaries, due in monthly  installments  and based on a 25-year  amortization with a balloon payment due in July 2013. Interest at 5.25%. At the settlement  date,  August 18,  2003 the amount of the  outstanding principal  due to  CoBank  under  the plan of  reorganization  was
    $55,769,128                                                                    57,014,860                -

  Note  payable  in  2001,  secured  by BBL  Hydro  Inc.,  assets  and
    revenues, restructured under the company's plan of reorganization.                      -        7,503,531

  Note payable  in 2001,  secured by  telephone  assets,  restructured
    under the company's plan of reorganization                                              -        3,464,341

  Note payable in 2001, secured by electric assets, restructured under
    the company's plan of reorganization                                                    -        3,275,798

  Note payable in 2001, secured by electric assets, restructured under
    the company's plan of reorganization                                                    -        3,034,968

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002



8.  LONG-TERM DEBT (CONTINUED)

NOTES PAYABLE TO COBANK (CONTINUED):                                                 2002              2001
                                                                               -----------------------------------
  Note payable in 2001, secured by electric assets, restructured under
    the company's plan of reorganization                                            $       -      $ 5,415,262

  Note payable  in 2001,  secured by  telephone  assets,  restructured
    under the company's plan of reorganization                                              -        5,811,794

  Note payable  in 2001,  secured by  telephone  assets and  revenues,
    restructured under the company's plan of reorganization                                 -       15,167,096

  Note payable in 2001, secured by electric assets, restructured under
    the company's plan of reorganization                                                    -        7,947,146

OTHER DEBT, unsecured, restructured under the company's plan of
   reorganization                                                                           -        6,700,000

NOTE  PAYABLE  TO PSE,  secured  by all  assets of  HydroWest,  due in interest only  installments  through  2005, at 5.25% fixed  interest with principle and interest  payments due,  starting in 2006 through
  December 2010.                                                                    1,599,514        1,725,000

NOTES PAYABLE TO STATE OF ALASKA,  secured by certain electric assets, with  interest  rates  ranging from 0% to 4.2%,  maturing at various
  dates from 2019 through 2037                                                      2,195,272        2,187,480

OTHER DEBT, unsecured,  with interest rates ranging from 5.45% to 11%,
  maturing at various dates from 2006 through 2007                                    111,648          213,805

UNSECURED CLASS 8 TERM DEBT - TRANCHE A, due in 10 years, with imputed
  interest of 7.25%                                                                13,008,850                -

UNSECURED CLASS 8 TERM DEBT - TRANCHE B, due in 10 years, with imputed interest of 10%. (less $568,000  payable in 2003, as per the plan of
  reorganization)                                                                     974,173                -
                                                                             -----------------------------------
                                                                                   96,276,136       84,147,210

                                                  Less current portion              3,210,046        3,066,976
                                                                             -----------------------------------

                                                  Total long-term debt            $93,066,090      $81,080,234
                                                                             ===================================

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


8.  LONG-TERM DEBT (CONTINUED)

Annual maturities for the five years beginning January 1, 2003 are $3,210,046, $1,638,891, $1,918,005, $1,907,290, and $1,991,490 respectively, and $85,610,414 thereafter.

Note payable by GLH to secure the Power Revenue Bonds series 1997 is the result of the issuance on December 31, 1997 of a series of tax-exempt bonds by the Alaska Industrial Development and Export Authority (AIDEA). The proceeds are restricted in use, for the purpose of financing the acquisition, purchase, construction, improvement, and equipment of the project known as the Upper Lynn Canal Regional Power Supply System. Of these restricted funds, $2 million is required to remain in reserve for the term of the bonds. To secure payment of bond principal and interest, AIDEA has assigned to U.S. Bank Trust National Association all rights and interests in the note. The note is secured by all assets and revenues of GLH and a Power Sales Agreement (PSA) between GLH and Alaska Power Co. (APC), both wholly owned subsidiaries of AP&T. The Regulatory Commission of Alaska has approved the PSA for the life of the GLH note. This approval allows APC to charge its customers the entire annual costs as defined in the PSA, i.e., principal and interest due on the bonds, all operating costs (excluding depreciation), general and administrative costs, and the return on equity permitted by the Commission. A portion of these annual costs is charged to the rate stabilization asset (See Note 7), representing the amounts to be collected from customers in future years. The PSA requires all GLH's production and sales of electricity be sold to and purchased by APC for the life of the agreement.

A single note payable to CoBank which is secured by all assets and equity of the Company and all of its wholly owned subsidiaries replaced the previous eight obligations outstanding to CoBank and was an integral component of the Plan of Reorganization. Based on the plan, the principal balance owing to CoBank as of August 18, 2003 (the effective date) was $55,769,128 which included accrued interest of $299,259 and a broken funding surcharge of $1,750,000.

The Plan of Reorganization outlines how payments are to be made to the Unsecured Class 8 Claimants. The Company shall make quarterly payments on the discounted Tranche A amount from 65.7% of the "cash available for sharing" as defined in the plan, for a period of ten years or until the amount is fully satisfied. The Company is not required to make installment payments on Tranche B amounts, but is required to make payments upon the sale, refinance or monetization of any of the "Excluded Assets" as defined in the plan. The payments shall be made on a Pro Rata basis to the Class 8 claimants who have an approved claim by the U.S. Bankruptcy court.

At December 31, 2002, the Company had no unsecured lines of credit with commercial banks. At December 31, 2001, the Company had a secured line of credit of $4,000,000 from CoBank and unsecured lines of credit of $10,000,000 from other commercial banks. The amount outstanding was $14,000,000 and carried variable interest from 3.90% to 4.06%.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


8.  LONG-TERM DEBT (CONTINUED)

Interest paid on debt was $4,881,814 in 2002 and $4,773,599 in 2001. There is no material difference between reported interest and contractual interest at December 31, 2002.

At December 31, 2002, the company was in default of certain negative covenants and financial ratio covenants under the Master Loan Agreement with CoBank. Under the plan of reorganization these covenant defaults have been resolved. (See Note
1)

9.  OPERATING LEASE AGREEMENTS

AP&T leases a portion of its administrative office space and a portion of its utility plant under noncancellable leases expiring through 2011. Rent expense was $487,236 and $482,239 for 2002 and 2001, respectively. Certain of the leases include renewal provisions at AP&T's option. Minimum rental commitments under noncancellable operating leases, excluding hydroelectric operations, are $356,580. Minimum annual rental commitments are $59,985 in each of the next five years. Additional cancelable lease agreements have been secured for the use of the land for hydroelectric operations. The term of the agreements extend for the life of the hydroelectric license of 50 years. Rent expense for hydroelectric operations was $180,845 in 2002 and $202,083 in 2001.

10.  INCOME TAXES

The components of the consolidated provision for income taxes are as follows:

                                                                             2002              2001
                                                                       ------------------------------------
       Current:
          Federal                                                      $              0    $    (627,666)
          State                                                                       0          (79,130)
                                                                       ------------------------------------
                                                                                      0         (706,796)

       Deferred                                                              (5,855,431)       1,340,441
                                                                       ------------------------------------
                                         Provision for income taxes    $     (5,855,431)   $     633,645
                                                                       ====================================

Total tax expense differs from that computed at the statutory federal income tax rate due to the following:
                                                                            2002               2001
                                                                    ---------------------------------------

      Income tax provision at federal rate of 34%                      $     (5,053,950)   $     749,781
      State income taxes, net of federal benefit                               (814,976)         119,201
      Benefit of cash dividends paid to ESOP members                            (75,896)        (108,799)
      Other                                                                      86,931         (126,538)
                                                                    ---------------------------------------
                                        Provision for income taxes     $     (5,855,431)   $     633,645
                                                                    =======================================

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


10.  INCOME TAXES (CONTINUED)

The components of the deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

                                                 2002              2001
                                        -------------------------------------
     Current:
        Deferred tax assets              $      (140,225)   $     (174,557)
        Deferred tax liabilities                  24,219            39,224
                                        -------------------------------------
                                                (116,006)         (135,333)
                                        =====================================

     Noncurrent:
        Deferred tax assets                   (7,263,277)         (386,003)
        Deferred tax liabilities               9,581,287         8,725,189
                                        -------------------------------------
                                         $     2,318,010    $    8,339,186
                                        =====================================

Federal and state income taxes paid were $ 0 in 2002 and $ 78,520 in 2001.

Management anticipates generating enough taxable income in future years to utilize all of the deferred tax assets, which consist primarily of net operating loss carryforwards, and therefore has not recorded a valuation allowance to offset the net deferred tax asset.

At December 31, 2002, the Company had unused net operating loss carryforwards of approximately $4,150,000 which expire in 2022.


11.  EMPLOYEE STOCK OWNERSHIP PLAN

AP&T maintains an employee stock ownership plan. All employees who have completed one year of full-time service (1,000 hours) and have attained the age of 21 are eligible to participate in the plan. Participants may elect to contribute from 1% to 13.5% of their wages to the plan, which can be invested in the common stock of AP&T or into other investment accounts. Employer contributions match the participant's contributions up to the first 3% of the participant's wages. Employer matching contributions were $0 and $170,633 in 2002 and 2001, respectively. Additional employer contributions are made annually at 8% of the eligible employees' gross wages. These additional employer contributions were $487,097 and $486,200 in 2002 and 2001, respectively. Employer contributions are allocated to all plan participants as of December 31, the end of the plan year. The plan provides that participants' interests in employer-funded contributions become fully vested after three years of full-time employment. ESOP shares outstanding are included in the earnings per share calculations. As part of the Plan of Reorganization, the ESOP was modified to provide that matching contributions will be made at the desecration of the employer in an amount up to 5% of participant's wages. Additionally, a defined contribution of 3% will be made to each eligible participants account annually.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


12.  STOCK OPTION PLAN

In 1991, AP&T established a stock option plan. The plan provides for the grant of incentive stock options. Stockholders have approved a total of 310,000 shares to be reserved for the plan from the authorized and unissued common stock. These options vest and become exercisable five years after the date of grant and expire ten years after the date of grant. The effect on net income and earnings per share of the fair value approach under FASB Statement No.123 is not materially different from those amounts recorded under APB 25.

A summary of the activity related to the plan is as follows:

                                                                      WEIGHTED
                                                      SHARES      AVERAGE EXERCISE
                                                      UNDER        PRICE PER SHARE
                                                      OPTION
                                                 -----------------------------------
    Balance at December 31, 2000, unexercised        188,000              21.19
       Granted                                        74,500              26.00
       Canceled                                      (15,700)             17.01
       Exercised                                      (2,800)             16.53
                                                 -----------------
    Balance at December 31, 2001, unexercised        244,000            $ 22.98
                                                 -----------------
       Granted                                             -                  -
       Canceled                                            -                  -
       Exercised                                           -                  -
                                                 -----------------
    Balance at December 31, 2002, unexercised        244,000            $ 22.98
                                                 =================

13.  BUSINESS SEGMENT INFORMATION

The Company's electric segment provides retail and wholesale electric service including both hydro electric and diesel generation facilities in rural portions of Alaska. The Company's telecommunications segment provides local telephone service also in rural areas of Alaska. The Company's reportable segments are strategic business units managed separately due to their different operating and regulatory environments. The "All other" category includes the parent company, segments below the quantitative threshold for separate disclosure, and other business activities. Other segments principally include global hydro electric power development. Other business activities principally included the gains and losses on the sale and disposition of other non-core businesses.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


13.  BUSINESS SEGMENT INFORMATION (CONTINUED)

(All numbers in thousands)                 Regulated      Regulated
                                           Electric        Telecom      All Other     Consolidated
                                          ------------   -----------   -----------   --------------
2002
Operating Revenue                            $ 12,823      $ 14,008      $  1,570        $ 28,401
Depreciation and amortization                   2,556         2,554           188           5,298

Operating Income                                4,036         1,322            (9)          5,349
Interest expense                                2,505         1,110           595
Interest income                                   201             -            78             279

Equity Earnings in Investments                      -             -          (629)           (629)
Total Assets                                   77,488        36,426         3,091         117,005
Capital Expenditure                             3,940         2,280           281           6,501


2001
Operating Revenue                              12,949        13,850         1,346          28,145
Depreciation and amortization                   2,357         2,673           195           5,225
Operating Income                                4,343         2,111          (334)          6,120
Interest expense                                2,670         1,503           276           4,449
Interest income                                   391             -           261             652

Equity Earnings in Investments                      -             -          (399)           (399)
Total Assets                                   73,431        32,003         6,541         111,975
Capital Expenditure                          $  4,060     $   3,840      $  2,700        $ 10,600

Intercompany payables are due to the Parent company from Regulated Electric and Telecom subsidiaries in the amounts of $16.3 million and $16.5 million at the end of 2002 respectively. AP&T and its subsidiaries are being treated as though they were substantively consolidated with Intercompany transactions being allowed claims for purposes of its reorganization, but are eliminated in consolidation for financial accounting purposes.

14.  DISPOSITION OF SUBSIDIARY BUSINESSES

In December 2002, Alaska Power & Telephone's Board of Directors approved a new strategic direction that included the disposition of several businesses. These businesses include AP&T Construction L.L.C., AP&T Solutions L.L.C., Hydro West Group L.L.C., and Treeline Electric L.L.C. The results of operations of these businesses are included in AP&T's Consolidated Statements of Income "Loss from discontinued operations."

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


14.  DISPOSITION OF SUBSIDIARY BUSINESSES (CONTINUED)

In December 2002, AP&T Construction, L.L.C. ceased all activities associated with this "start up" business. AP&T Construction concluded its activities with an operating loss of $293,912 for the year then ended. All assets of AP&T Construction were absorbed by the parent company.

In December 2002, AP&T Solutions, L.L.C. ceased all activities associated with this "start up" business. AP&T Solutions concluded its activities with an operating loss of $106,587 for the year then ended. All assets of AP&T Solutions were absorbed by the parent company.

In December 2002, Hydro West Group L.L.C. ceased all operations. An operating loss of $404,308 and a loss of $258,701 from disposition of assets was recorded for the year then ended.

In December 2002, Treeline Electric L.L.C. was sold for $50,000 resulting in a "Loss on disposition of assets" of $606,840. Operations of Treeline Electric for the year then ended, resulted in a loss of $542,514.

The summary of results from discontinued operations at December 31 is as follows:

                                                                              2002               2001
                                                                        -------------------------------------
           Operating revenue                                            $      2,718,501    $    1,189,996
           Operating expenses                                                  4,065,821         1,131,254
                                                                        -------------------------------------
                                        Net operating income (loss)           (1,347,320)           57,863
           Impairment loss                                                     ( 865,540)                -
                                                                        -------------------------------------
                                  Income (loss) before income taxes                                 57,863
                                                                        -------------------------------------
           Income tax benefit (expense)                                          873,703           (16,626)
                                                                        -------------------------------------

           Income (loss) from discontinued operations                   $     (1,339,157)   $       41,237
                                                                        =====================================


15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

                Alaska Power & Telephone Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2002


15.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by AP&T in estimating fair value disclosures for financial instruments:

CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, CUSTOMER DEPOSITS, AND ACCRUED EMPLOYEE BENEFITS: The carrying amounts at December 31, 2002 approximate the fair values due to the short maturity of these instruments.

LONG-TERM DEBT:
The fair value of AP&T's long-term debt is estimated by discounting the future cash flows of the various instruments at rates currently available to the Company for similar debt instruments of comparable maturities.

The carrying amount of long-term debt approximate the estimated fair value at December 31, 2002 due to the low interest rate environment and the current rates for the company's long-term debt obligations.

EXHIBIT C

1. Name of claimant is Alaska Power & Telephone Company (AP&T). AP&T operates as a regulated public utility providing electric and/or telephone service. AP&T is fully regulated by the Regulatory Commission of Alaska (RCA). AP&T is a Holding Company with the following subsidiaries:

Electric Operations
Alaska Power Company - Serving the following communities in Alaska: Skagway,
     Haines, Tok, Dot Lake, Chistochina, Mentasta Lake, Tetlin, Tanacross, Healy Lake, Bettles/Evansville, Northway, Northway Village, Allakaket/Alatna, Eagle, Eagle Village, Craig, Hydaburg, Hollis, Coffman Cove, Klawock, and Whale Pass. (Retail and wholesale electric generation and distribution).

BBL Hydro, Inc. -  Prince of Wales Island (wholesale hydroelectric generation).

Goat Lake Hydro, Inc. -  Skagway (wholesale hydroelectric generation).

Telecommunication Operations
Alaska Telephone Company - Serving the following communities in Alaska: Skagway,
     Tok, Dot Lake, Dry Creek, Tetlin, Chisana, Healy Lake, Craig, Hydaburg, Hollis, Naukati, Whale Pass, Myers Chuck, Edna Bay, Metlakatla, Petersburg, Wrangell, and Haines.

Bettles Telephone, Inc. - Serving; Bettles, Evansville and Jim River Camp.

North Country Telephone, Inc. - Serving; Eagle and Eagle Village.

AP&T Wireless  Inc. - Serving; Ketchikan, Juneau and the surrounding areas.

AP&T Long Distance Inc. - Serving; Alaska communities

2. All public utility operations of AP&T are conducted solely within Alaska. There is no natural gas activity. Diesel-powered generators and or hydroelectric generation systems generate the electric service in each location. There is no intertie to other electric systems or generation sources.

3.  (a)  Number of kWh sold (by individual subsidiary):
         Alaska Power Company     60,842,753  kWh retail
                                     905,800  kWh wholesale
    (b)  None sold or distributed out of the state of Alaska.
    (c)  None sold or distributed out of the state of Alaska.
    (d)  None sold or distributed out of the state of Alaska.

4. There are no holdings directly or indirectly in an EWG. The following subsidiary of AP&T holds an interest in a foreign hydroelectric generation company.

Nonregulated Operations

HydroWest International ("HWI"), located in Cayman Islands, is a holding company for offshore operations related to the HydroWest Group, providing engineering and consulting services, primarily related to small hydroelectric power projects. A 25% equity ownership share of Inversiones Pasabien, S.A. was transferred from HWG to HWI in 2001.

    (a) HWI, Ltd is a wholly-owned subsidiary of AP&T, equity was $4,228,683 at 12/31/2002.

Hydro West Group, LLC. ("HWG") - Located in Port Townsend, Washington and providing engineering and consulting services, primarily related to small hydroelectric power projects. HWG transferred its 25% equity share of Inversiones Pasabien, S.A. to HWI in 2001.

As of December 31, 2002, all operations of HWG were discontinued.